Exhibit (a)(1)(C)

Offer to Purchase For Cash

All Outstanding Shares of Common Stock

of

FORMA THERAPEUTICS HOLDINGS, INC.

at

$20.00 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase, dated September 15, 2022

by

NNUS NEW DEV, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK TIME (I.E., ONE MINUTE AFTER 11:59 P.M., NEW YORK TIME), ON OCTOBER 13, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

September 15, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by NNUS New Dev, Inc., a Delaware corporation (the “Offeror”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), to act as information agent (“Information Agent”) in connection with the Offeror’s offer to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Forma Therapeutics Holdings, Inc., a Delaware corporation (“Forma” or the “Company”), at a purchase price of $20.00 per Share net to the holder in cash (the “Offer Price”), without interest, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time as permitted under the Merger Agreement described below, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.    the Offer to Purchase;

2.    the Letter of Transmittal to be used by shareholders of Forma in accepting the Offer and tendering Shares, including an Internal Revenue Service Form W-9;

3.    Forma’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.    the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.    the return envelope addressed to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) for your use only.

Certain conditions to the Offer are described in “The Tender Offer—Section 13—Conditions of the Offer” of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 p.m., New York City time, on October 13, 2022, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after November 14, 2022, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 31, 2022, by and among Parent, the Offeror and Forma (as it may be further amended and supplemented from time to time, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into Forma, without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Merger”), with Forma continuing as the surviving corporation in the Merger, as a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions”. At the effective time of the Merger, each Share issued and then outstanding (other than (i) Shares held in the treasury of the Company, (ii) Shares held by Parent, any subsidiary of Parent (excluding Purchaser), any subsidiary of the Company or Purchaser, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL), will be canceled and converted automatically into the right to receive the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase. As a result of the Merger, the Company would cease to be a publicly traded company and will become wholly owned by Parent.

The board of directors of Forma has unanimously (i) approved, adopted and declared advisable the execution, delivery and performance by the Company of the Merger Agreement and Transactions; (ii) determined that the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Forma and its stockholders; (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that the stockholders of Forma accept the Offer and tender their Shares to Offeror pursuant to the Offer.

For Shares to be validly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in “The Tender Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.

Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent, at the address and telephone numbers set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror’s expense.

Very truly yours,

D.F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, THE OFFEROR, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.